FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2004

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	English translation of letter dated February 11, 2004 from Telefónica de Argentina S.A. to the Buenos Aires Stock Exchange regarding the approval by the Board of Directors of the financial statements for the fiscal year ended as of December 31, 2003.

Item 1

Buenos Aires, February 11, 2004.

Messrs.

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Information of Section 62, Listing Regulations.

Dear Sirs:

We are writing to you in compliance with the provisions set forth in Section No. 42 of the Listing Regulations, in order to inform you that, at the meeting held on February 10, 2004, the Company Board of Directors approved the financial statements and supplementary documentation corresponding to the fiscal year ended as of December 31, 2003.

Therefore, we hereby provide you with the following data (values denominated in legal tender at February 28, 2003 and in million pesos):

1) Fiscal Year Income (Loss)

— Ordinary income (loss)	$405
— Extraordinary income (loss)	—

2) Breakdown of Stockholders’ Equity divided by item and amounts:

— Capital stock (par value)	$1,746
— Integral capital stock adjustment	$2,135
— Legal reserve	$416
— Provision for future dividend	$1,626
— Retained earnings	$(3,145)

Total Stockholders’ Equity	$2,778

3) Proposal for earnings allocation

Previous fiscal year retained earnings	$(3,513)
Transition adjustment for application of new accounting principles	$(37)
Fiscal year income (loss)	$405

Retained earnings as of December 31, 2003	$(3,145)

The Board of Directors will put forward the allocation of Retained Earnings to the Shareholders’ Meeting.

The Company will not distribute profit or dividend. Additionally, the Board has not put forth any proposal for profit capitalization or equity monetary adjustments or others. Moreover, the Company has a reserve for future dividends which amounts to 1,626 million. The distribution of such reserve is fully restricted.

4) Find below the Company’s capital stock composition:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock
1,091,847,170	654,205,259	1,746,052,429
(62.53% of capital stock)	(37.47% of capital stock)

The table below shows the number of shares that do not belong to any shareholder or controlling group of the Company at the financial statements closing date.

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock
Public	—	34,300,446(1)	34,300,446	1.96

(1) Accounting for 5.24% of Class B Common Shares.

5) The impact of the peso appreciation on the consolidated net monetary position in foreign currency, net of results from exposure to inflation amounted to $760 million profit in the fiscal year ended as of December 31, 2003.

6) Pursuant to the provisions of General Resolution No. 398 of the C.N.V. (National Securities and Exchange Commission), the exchange differences incorporated in the assets act as an advance of the recognition of the currency purchasing power variation and will be subject to the restatement of the accounting value of such assets eligible for receiving the posting of exchange differences. In this respect the residual value of the exchange difference to be applied to the assets under the provisions of General Resolution MD 3/2002 as of December 31, 2003 and 2002 has been absorbed in the value said assets are restated in legal tender as the inflation ratios are applied to all the accounting cost values immediately preceding the posting to assets set forth by the above mentioned resolution.

Best regards,

Claudia Ferreyra	Pablo Llauro
Accounting Manager	Attorney

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ Claudia Ferreya
Name:	Claudia Ferreya
Title:	Power of Attorney

Date: February 18, 2004